SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, September 18, 2009

To:
BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTURO
C/O: Jorge Antonio Tambucci
Company Relations Department
Ref.: GAE/SRE 2089/09

Dear Sirs,

In response to Letter GAE/SRE – 2089/09 dated September 14, 2009, by which you requested clarifications from NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”), inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.108.786/0001 -65, we inform that:

Any shareholders dissenting from the resolution of the Extraordinary Shareholders’ Meeting of September 30, 2009 (“ESM”) called to ratify the acquisition of shares issued by ESC 90 Telecomunicações Ltda. may exercise their withdrawal rights within 30 (thirty) days of the publication date of the minutes of the ESM, receiving reimbursement of the net book value of their shares, which is calculated based on the financial statements for the fiscal year ended June 30, 2009, which corresponds to R$ 8.32 per share.

Payment of the reimbursement will be made within 10 (ten) days after the expiration of the period for exercising withdrawal rights, notwithstanding the provisions of Paragraph 3, Article 137 of Federal Law 6,404/76. Interested shareholders must submit a letter of dissent, duly signed and notarized, and submit notarized copies of the following documents: a) in the case of Individuals: identification document (RG), individual taxpayer card (CPF) and proof of address; b) in the case of legal entities: the articles of incorporation or articles of organization, the corporate taxpayer ID (CNPJ) and copies of the personal documents of the representatives, to any bank branch of Banco Bradesco S.A., expressly requesting the exercise of their withdrawal rights and the number of shares held. The custody agents for the Company’s stock must present to the Brazilian Clearing and Depository Corporation (CBLC), on the behalf of dissenting shareholders, a letter of dissent, duly signed and notarized, expressly requesting the exercise of the withdrawal rights for subsequent submittal to the Company. The rights of shareholders not exercised within the established period will extinguish.

We remain at your disposal for any additional clarifications.

Sincerely,

João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

GAE/SRE – 2089/09
September 14, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Mr. João Adalberto Elek Junior
Investor Relations Officer

Dear Sirs,

In view of the terms of the call notice for the Extraordinary Shareholders’ Meeting to be held on September 30, 2009, which will decide, among other matters, on the ratification of the acquisition of stock issued by ESC 90 Telecomunicações Ltda., and the fact that, in accordance with the Material Fact published on August 29, 2008, the acquisition confers withdrawal rights to the holders of common stock in the Company on August 29, 2008, we hereby request information on:

     the amount of the reimbursement in Brazilian real (R$) per common share;

     the period and procedures that dissenting shareholders must observe to exercise their withdrawal rights.

Sincerely

(original signed by)
Jorge Antonio Tambucci
Company Relations Department
BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuro

c/c: Securities and Exchange Commission of Brazil (CVM)
Ms. Elizabeth Lopes Rios Machado – Company Relations Superintendence
Mr. Waldir de Jesus Nobre – Market and Intermediary Relations Superintendence

We clarify that the Company’s response must be delivered exclusively through the IPE information system via the category Notice to the Market and type Clarifications of CVM/Bovespa inquiries, which will simultaneously transmit the file to the BM&FBovespa and to the CVM.

To improve the market’s understanding, the content of the above-mentioned inquiry should be included in the file before the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.